UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*


                              THE NEW YORK TIMES COMPANY
           ________________________________________________________________
                                   (Name of Issuer)


                                Class A Common Stock
           ________________________________________________________________
                            (Title of Class of Securities)


                                      650111107
                            _____________________________
                                    (CUSIP Number)


         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
         and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   1 of 5


         13G
         CUSIP NO. 650111107                                Page 2 of 5 Pages

         ____________________________________________________________________

         1.    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Robert A. Lawrence       ###-##-####
         ____________________________________________________________________

                                                                 (a)  [___]
         2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b)  [_x_]
         ____________________________________________________________________

         3.    SEC USE ONLY
         ____________________________________________________________________

         4.    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
         ____________________________________________________________________
                         5.   SOLE VOTING POWER
                                           18,998
         NUMBER OF       ____________________________________________________
           SHARES        6.   SHARED VOTING POWER
         BENEFICALLY                    6,608,787
          OWNED BY       ____________________________________________________
            EACH         7.   SOLE DISPOSITIVE POWER
          REPORTING                        18,998
           PERSON        ____________________________________________________
            WITH         8.   SHARED DISPOSITIVE POWER
                                        4,426,512
         ____________________________________________________________________

         9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                              6,627,785
         ____________________________________________________________________

         10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*
                                                  [__]
         ____________________________________________________________________

         11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                              6.8%
         ____________________________________________________________________

         12.   TYPE OF REPORTING PERSON*
                              IN
         ____________________________________________________________________
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!



         Item  1(a)   Name of Issuer:
                         The New York Times Company

               2(b)   Address of Issuer's Principal Executive Offices:
                         229 West 43rd Street
                         New York, NY  10036

         Item  2(a)   Name of Person Filing:
                         Robert A. Lawrence

               2(b)   Address of Principal Business Office, or if none,
                      Residence:
                         50 Congress Street
                         Boston, MA  02109

               2(c)   Citizenship:
                         United States of America

               2(d)   Title of Class of Securities:
                         Class A Common Stock, $.10 par value

               2(e)   CUSIP Number:
                         650111107

         Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
                         Not applicable

         Item  4(a)   Amount beneficially owned:
                         6,627,785 shares^F1

         _____________________

              ^F1    At December 31, 1995, Mr. Lawrence was one of the three
         trustees (the "Jordan Trustees") under the will (the "Jordan Will") of the late Eben D. Jordan, who died in 1895. The other trustees were William O. Taylor and Roland D. Grimm. At January 1, 1995, the Jordan Trust held 6,608,787 shares of Class A Common Stock of the issuer. All of these shares were held in the Jordan Voting Trust, pursuant to which the Jordan Trustees shared the power to vote and dispose of the shares. A corresponding number of Jordan Voting Trust certificates were issued and also held in trust by the Jordan Trustees.

              During 1995, 2,182,275 Jordan Voting Trust certificates formerly held in trust by the Jordan Trustees, corresponding to 2,182,275 shares of Class A Common Stock of the issuer, were transferred to the 1995 Symonds-Clay Trust. There were four sub-trusts under the 1995 Symonds-Clay Trust (of which Mr. Lawrence was not a trustee), which combined assets formerly held in other sub-trusts under the Jordan Will (the "Symonds-Clay Sub-trusts"). In the first Symonds-Clay Sub-trust there were 1,009,506 shares of Class A Common Stock. The income beneficiary of the first Symonds-Clay Sub-trust was Jeremy Clay. In the second Symonds-Clay Sub-trust there were 1,009,507 shares of Class A Common Stock. The income beneficiaries of the second Symonds-Clay Sub-trust (formerly Bridget Symonds) were Peter and Lucilla Clay Stephenson. In each of the third and fourth Symonds-Clay Sub-trusts there were 81,631 shares of Class A Common Stock. The income

                                   3 of 5


          4(b)   Percent of Class:  6.8%

          4(c)   Number of shares as to which such person has:

                 (i)    Sole power to vote or to direct the vote:
                                               18,998 shares

                 (ii)   Shared power to vote or to direct the vote:
                                            6,608,787 shares^F2

                 (iii)  Sole power to dispose or to direct the
                        disposition of:
                                               18,998 shares

                 (iv) Shared power to dispose or to direct the disposition of:
                                            4,426,512 shares^F2

         Item 5   Ownership of Five Percent or less of a Class:
                        Not Applicable

         Item 6 Ownership of more than Five Percent on behalf of another person:
                        See response to Item 4(c) and notes thereto.

         Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the parent holding company:
                        Not Applicable
         ____________________

         beneficiaries of the third and fourth Symonds-Clay Sub-trusts were Peter Clay and Lucilla Clay Stephenson, respectively.

               As of December 31, 1995, there remained two sub-trusts under the Jordan Will (the "Jordan Sub-trusts") for the benefit of the issue of the testator, both of which terminated on January 16, 1996. One Jordan Sub-trust (the "Kidder Sub-trust") held 2,213,256 shares of Class A Common Stock. The income beneficiaries (formerly Dorothy R. Kidder) were certain lineal descendants of Dorothy R. Kidder. The second Jordan Sub-trust (the "Talbot-Baker Sub-trust") held
         2,213,256 shares of Class A Common Stock. There were seven income beneficiaries of this sub-trust, no one of whom was entitled to more than 1/6th of the income of the trust.

               At December 31, 1995, Mr. Lawrence, Mr. Grimm and Mr. Taylor were the voting trustees under the Jordan Voting Trust and shared all voting rights with respect to the shares held in the Voting Trust (i.e., all shares under the 1995 Symonds-Clay Trust and under both Jordan Sub-trusts). The Jordan Voting Trust will terminate on
         January 16, 1996. Dispositive power with respect to the shares in the Jordan Sub-trusts, but not the Symonds-Clay Sub-trusts, was shared by the same three persons as trustees under the Jordan Will.

              ^F2   Reflects total holdings of Jordan Sub-trusts.

                                   4 of 5

         Item 8   Identification and Classification of members of the group:
                       Not Applicable

         Item 9   Notice of dissolution of group:
                       Not Applicable

         Item 10  Certification:
                       Not Applicable

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         January 26, 1996


                                     /s/ Robert A. Lawrence
                                     _________________________________
                                     Robert A. Lawrence